EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Posting of annual report and no change statement

Shareholders are advised that the annual financial statements of Telkom for the year ended 31 March 2006 have been dispatched to shareholders and contain no modifications to the audited preliminary results which were published on 5 June 2006. The Annual Report is also available online at www.telkom.co.za.

The annual financial statements have been audited by the Company’s auditors Ernst & Young. Their unqualified report is available for inspection at the Company’s registered office.

A notice of annual general meeting has been distributed to shareholders.

13 October 2006

Johannesburg